MEDEQUITIES REALTY TRUST, INC.

3100 West End Avenue, Suite 1000

Nashville, TN 37203

VIA EDGAR

September 26, 2016

Ms. Sonia Gupta Barros

Ms. Nicole Collings

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	MedEquities Realty Trust, Inc.
Registration Statement on Form S-11 (File No. 333-206490)

Dear Ms. Barros and Ms. Collings:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, MedEquities Realty Trust, Inc. (the “Company”) hereby requests acceleration of effectiveness of its registration statement on Form S-11 (File No. 333-206490), to 4:00 p.m., Eastern Time, on September 28, 2016, or as soon as practicable thereafter. By separate letter, the underwriters of the issuance of the securities being registered have joined in this request for acceleration.

In connection with this request, the Company acknowledges that:

(1) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(3) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company requests that it be notified of such effectiveness by a telephone call to David Slotkin, the Company’s counsel at Morrison & Foerster LLP, at (202) 887-1554.

Very truly yours MedEquities Realty Trust, Inc.

By:	/s/ Jeffery C. Walraven
Name:	Jeffery C. Walraven
Title:	Executive Vice President and Chief Financial Officer